Exhibit 99.1

press release

ArcelorMittal Announces Offer to Purchase for Cash Any and All of its 6.125% Notes due 2025

Title of Security	CUSIP/ISIN	Principal Amount Issued	Outstanding Principal Amount	Tender Consideration(1)
6.125% notes due 2025	03938LAZ7/US03938LAZ76	U.S.$500,000,000	U.S.$500,000,000	U.S.$1,170

(1)
Per U.S.$1,000 principal amount of Notes validly tendered and not validly withdrawn. Does not include Accrued Interest (as defined below) which will be payable to holders who tender Notes that are accepted for purchase by the Company.

October 5, 2020– 16:00 CET –  ArcelorMittal (the “Company” or “ArcelorMittal”) announces the launch of its tender offer (the “Offer”) to purchase for cash, any and all of its outstanding 6.125% notes due 2025 (CUSIP 03938LAZ7/ISIN US03938LAZ76) (the “Notes”).

This announcement does not contain the full terms and conditions of the Offer, which are contained in the offer to purchase dated October 5, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the Notice of Guaranteed Delivery, and is subject to the offer restrictions set out below and more fully described in the Offer to Purchase.

Notes may be validly tendered at any time on or before 5:00 p.m., New York City time, on October 13, 2020, unless extended or earlier terminated (as may be extended or earlier terminated, the “Expiration Time”). Notes must be tendered in accordance with the procedures set forth in the Offer to Purchase. Subject to certain conditions, holders may tender Notes in the Offer pursuant to guaranteed delivery procedures by transmitting a Notice of Guaranteed Delivery to the Tender Agent prior to the Expiration Time, as described in more detail in the section “The Offer— Procedures for Tendering Notes—Guaranteed Delivery Procedure for Notes” in the Offer to Purchase.

With respect to the Notes validly tendered prior to the Expiration Date and not validly withdrawn and accepted for purchase by the Company, other than Notes tendered pursuant to the guaranteed delivery procedures, the Company expects to pay the notes tender consideration (the “Tender Consideration”), which is the U.S. dollar amount payable per U.S.$1,000 principal amount of the Notes set forth in the table above, together with any Accrued Interest (as defined below), to the holders thereof on the second Business Day after the Expiration Time (the “Any and All Settlement Date”). With respect to Notes tendered pursuant to the guaranteed delivery procedures and accepted for purchase by the Company, if any, the Company expects to pay the Tender Consideration, together with any Accrued Interest, to the holders thereof on the third Business Day after the Expiration Time. For the avoidance of doubt, interest will cease to accrue on the Any and All Settlement Date for all Notes accepted in the Offer, including any Notes tendered by the guaranteed delivery procedures.

The Tender Consideration will be payable in cash. In addition to the Tender Consideration, holders who tender Notes that are accepted for purchase by the Company pursuant to the Offer will also be paid accrued and unpaid interest from, and including, the immediately preceding interest payment date for the Notes to, but excluding, the Any and All Settlement Date (the “Accrued Interest”). Accrued Interest for each U.S.$1,000 principal amount of such Notes validly tendered (and not validly withdrawn) and accepted for purchase will be rounded to the nearest U.S.$0.01, with U.S.$0.005 being rounded upwards.

Notes tendered may only be withdrawn at or prior to 5:00 p.m., New York City time, on October 13, 2020 (such date and time, as the same may be extended, the “Withdrawal Deadline”) but, except as otherwise provided, not thereafter.

The relevant deadline set by the relevant clearing system or any intermediary for the submission of tender instructions may be earlier than the deadlines set out herein.

Concurrently with the Offer, ArcelorMittal is also announcing the commencement of an invitation (the “Invitation for Offers” and the “Concurrent European Offer”) to non-U.S. holders outside of the United States to tender for cash certain EUR denominated bonds issued by ArcelorMittal. Invitations to the Concurrent European Offer are not open to any holder of such notes that is in the United States or a
U.S. Person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended) or a U.S.
resident. If you are in the United States, a U.S. Person or a U.S. resident that holds any such notes, you may not offer to sell them pursuant to such invitation. You may not tender any notes in the Offer other than the Notes specified on the cover page of the Offer to Purchase. The Concurrent European Offer is not being made pursuant to the Offer to Purchase.

ArcelorMittal will fund the Offer and the Concurrent European Offer with existing cash resources. The Offer is being made to reduce the Company’s gross debt through the early repayment and cancelation of the Notes that are accepted for purchase pursuant to the Offer. Similarly, the Concurrent European Offer (as described and defined above, and on which this Offer is not conditional) is being made to reduce the Company’s gross debt through the early repayment and cancellation of the Euro Notes that are accepted for purchase pursuant to the Concurrent European Offer.

BBVA Securities Inc., Citigroup Global Markets Limited, HSBC Bank plc, Mizuho Securities USA LLC and Natixis have been appointed to serve as dealer managers for the Offer (the “Dealer Managers”). D.F. King has been retained to serve as the information agent and tender agent in connection with the Offer.

For additional information regarding the terms of the Offer, please contact BBVA Securities Inc. by email at liabilitymanagement@bbva.com or by telephone at +44 20 7397 6061 (London) or +1 800 422 8692 (toll free within the U.S.) or +1 212 728 2446 (collect), Citigroup Global Markets Limited by e-mail at liabilitymanagement.europe@citi.com or by telephone at +44 20 7986 8969 (London) or +1 800 558 3745 (toll free within the U.S.) or +1 212 723 6106 (collect), HSBC Bank plc by email at liability.management@hsbcib.com or telephone at +44 20 7992 6237 (London), +1 888 HSBC 4LM (+1 888 472 2456) (toll free within the U.S.) or +1 212 525 5552 (collect), Mizuho Securities USA LLC by telephone at +44 20 7090 6134 (London) or +1 866 271 7403 (toll free within the U.S.) or +1 212 205 7736 (collect) or Natixis by email at nydebtcapitalmarkets@natixis.com or telephone at +1 212 698 3108 (collect). Requests for documents and questions regarding the tender of Notes may be directed to D.F. King via e-mail: arcelormittal@dfkingltd.com or telephone: New York: +1 877 536-1561 (toll free within U.S.) or at + 1 212 269 5550 (collect) and +44 20 7920 9700 (London).

The Offer to Purchase is expected to be distributed to holders of Notes beginning today. A copy of the Offer to Purchase is available at https://sites.dfkingltd.com/arcelormittal and may also be obtained at no charge from D.F. King.

The times and dates above are subject, where applicable, to the right of the Company to extend, re-open, amend, limit, terminate or withdraw the Offer, subject to applicable law. Accordingly, the actual timetable may differ significantly from the expected timetable set out above.

Holders should confirm with the bank, securities broker or any other intermediary through which they hold their Notes whether such intermediary needs to receive instructions from a holder before the deadlines specified above in order for that holder to be able to participate in, or withdraw their instruction to participate in, the Offer.
None of ArcelorMittal, the Dealer Managers or the information and tender agent makes any recommendation as to whether any holder of the Notes should tender or refrain from tendering all or any portion of the principal amount of the Notes.

Capitalized terms used and not defined herein have the meanings ascribed to them in the Offer to Purchase.

Important Information

This press release is neither an offer to purchase nor a solicitation to buy any Notes nor is it a solicitation for acceptance of the Offer. It is also not an invitation to any holder of the bonds which are subject of the Concurrent European Offer to offer to sell such bonds to the Company, which is being made by a separate Invitation for Offers. The Company is making the Offer only by, and pursuant to the terms of, the Offer to Purchase. The Offer is not being made to (nor will tenders of Notes be accepted from or on behalf of) holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. This announcement must be read in conjunction with the Offer to Purchase.

This announcement and the Offer to Purchase (including the documents incorporated by reference therein) contain important information which should be read carefully before any decision is made with respect to the Offer. If you are in any doubt as to the contents of this announcement or the Offer to Purchase or the action you should take, you are recommended to seek your own financial and legal advice, including as to any tax consequences, immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offer.
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United Kingdom. This announcement and the Offer to Purchase are for distribution only to persons who (i) are outside the United Kingdom; (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); (iii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Order; (iv) are members or creditors of certain bodies corporate as defined by or within Article 43(2) of the Order; or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This announcement and the Offer to Purchase are directed only at relevant persons and must not be acted or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.
European Economic Area and the United Kingdom. In any European Economic Area (“EEA”) member state and the United Kingdom (each, a “Relevant State”), this announcement and the Offer to Purchase is only addressed to and is only directed at qualified investors within the meaning of Regulation (EU) 2017/1129 (as amended or superseded) (the “Prospectus Regulation”), in that Relevant State. Each person in a Relevant State who receives any communication in respect of the Offer contemplated in the Offer to Purchase will be deemed to have represented, warranted and agreed to and with the Dealer Managers and the Company that it is a qualified investor within the meaning of Article 2(e) of the Prospectus Regulation.
France. The Offer to Purchase nor any other documents or offering materials relating to the Offer have been distributed or caused to be distributed and will not be distributed or caused to be distributed in France, other than to qualified investors (investisseurs qualifiés), as defined in Article L. 411-2 1° of the French Code monétaire et financier and in Article 2(e) of the Prospectus Regulation. Neither the Offer to Purchase, nor any other such offering material has been submitted for clearance to the Autorité des marchés financiers. By participating in the Offer, an investor resident and/or located in France will be deemed to represent and warrant to the Company, the Dealer Managers and the Information and Tender Agent that it is a qualified investor.
Italy. None of the Offer, the Offer to Purchase or any other documents or materials relating to the Offer have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”), pursuant to applicable Italian laws and regulations.
The Offer is being carried out in the Republic of Italy (“Italy”) as an exempted offer pursuant to article 101-bis, paragraph 3-bis of Legislative Decree No. 58 of February 24, 1998, as amended (the “Consolidated Financial Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “Issuer’s Regulation”). The Offer is also being carried out in compliance with article 35-bis, paragraph 7 of the Issuers’ Regulation.
Holders or beneficial owners of the Notes located in Italy may tender the Notes in the Offer through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Consolidated Financial Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended, and Legislative Decree No. 385 of September 1, 1993, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offer.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offer.
 This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014.
About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 18 countries. In 2019, ArcelorMittal had revenues of U.S.$70.6 billion and crude steel production of 89.8 million metric tonnes, while iron ore production reached 57.1 million metric tonnes. Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future. ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

Europe	+44 20 7543 1156
Americas	+1 312 899 3985
Retail	+44 20 7543 1156
SRI	+44 20 7543 1156
Bonds/Credit	+33 171 921 026

Contact information ArcelorMittal Corporate Communications

E-mail:	press@arcelormittal.com
Phone:	+442076297988

ArcelorMittal Corporate Communications

Paul Weigh	+44 20 3214 2419